UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On September 10, 2021, Jowell Global Ltd., a Cayman Islands Company (the “Company”), held its 2021 Annual Meeting of Shareholders. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results of the matters submitted to a shareholder vote at the meeting are as follows:

Proposal 1: Election of Directors

The following five individuals were elected to the Board of Directors of the Company to serve as directors until the 2022 Annual Meeting of Shareholders and until their successors have been duly elected and qualified by votes as follows:

Nominees	For	Withheld
Zhiwei Xu	20,841,376	650
Dan (Jessie) Zhao	20,841,426	600
Haitao Wang	20,841,376	650
Y. Tristan Kuo	20,841,376	650
William Morris	20,841,425	601

Proposal 2: Ratification of the Appointment of Friedman, LLP as the Company’s Independent Registered Public Accounting Firm

The shareholders ratified the appointment of Friedman, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, as follows:

For	Against	Abstain
20,841,476	500	50

Proposal 3: Adoption and Approval of the Jowell Global Ltd. 2021 Omnibus Equity Plan

The shareholders adopted and approved the Jowell Global Ltd. 2021 Omnibus Equity Plan as follows:

For	Against	Abstain
20,814,907	26,019	1,100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: September 14, 2021	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

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